UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. _1_)

BIOCRYST PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09058V-10-3
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 19th Floor New York, NY 10021 (212) 521-2418
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09058V-10-3	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,774,838
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,774,838
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,838
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 09058V-10-3	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,774,838
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,774,838
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,838
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No.1 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5. Interest in Securities of the Issuer.

Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 28,980,228 shares outstanding as reported on the company’s SEC Form 10K filed on March 3, 2006

Name	Number of Shares	Percent of Class Outstanding
Baker Bros Investments, L.P.	53,960	0.2%
Baker Bros. Investments II, L.P.	51,998	0.2%
Baker/Tisch Investments, L.P.	43,907	0.2%
Baker Biotech Fund I, L.P.	532,590	1.8%
Baker Biotech Fund II, L.P.	486,752	1.7%
Baker Biotech Fund II (Z), L.P.	67,285	0.2%
Baker Biotech Fund III, L.P.	422,168	1.5%
Baker Biotech Fund III (Z), L.P.	82,529	0.3%
14159, L.P.	33,649	0.1%
Total	1,774,838	6.1%
By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions in Common Stock were effected by the entities noted below since the most recent filing on schedule 13D. None of the reporting Persons has effected any other transactions in Common Stock since the most recent filing on schedule 13D.

Name	Date	Number of Shares	Transaction	Price/Share	Aggregate Amount
Baker Tisch Investments, LP	2/28/2006	3,754	Sale	20.19	$75,793
Baker Bros. Investments, LP	2/28/2006	4,613	Sale	20.19	$93,136
Baker Bros. Investments II, LP	2/28/2006	4,444	Sale	20.19	$89,724
Baker Biotech Fund I, LP	2/28/2006	45,525	Sale	20.19	$919,149
Baker Biotech Fund II, LP	2/28/2006	41,606	Sale	20.19	$840,025
Baker Biotech Fund II (Z), LP	2/28/2006	5,751	Sale	20.19	$116,113
Baker Biotech Fund III, LP	2/28/2006	36,086	Sale	20.19	$728,576
Baker Biotech Fund III (Z), LP	2/28/2006	7,054	Sale	20.19	$142,420
14159, LP	2/28/2006	2,876	Sale	20.19	$58,066

Name	Date	Number of Shares	Transaction	Price/Share	Aggregate Amount
Baker Tisch Investments, LP	2/28/2006	356	Sale	21.15	$7,529
Baker Bros. Investments, LP	2/28/2006	438	Sale	21.15	$9,264
Baker Bros. Investments II, LP	2/28/2006	422	Sale	21.15	$8,925
Baker Biotech Fund I, LP	2/28/2006	4,321	Sale	21.15	$91,389
Baker Biotech Fund II, LP	2/28/2006	3,949	Sale	21.15	$83,521
Baker Biotech Fund II (Z), LP	2/28/2006	546	Sale	21.15	$11,548
Baker Biotech Fund III, LP	2/28/2006	3,425	Sale	21.15	$72,439
Baker Biotech Fund III (Z), LP	2/28/2006	670	Sale	21.15	$14,171
14159, LP	2/28/2006	273	Sale	21.15	$5,774

Baker Tisch Investments, LP	3/1/2006	384	Sale	20.3	$7,795
Baker Bros. Investments, LP	3/1/2006	472	Sale	20.3	$9,582
Baker Bros. Investments II, LP	3/1/2006	455	Sale	20.3	$9,237
Baker Biotech Fund I, LP	3/1/2006	4,661	Sale	20.3	$94,618
Baker Biotech Fund II, LP	3/1/2006	4,259	Sale	20.3	$86,458
Baker Biotech Fund II (Z), LP	3/1/2006	589	Sale	20.3	$11,957
Baker Biotech Fund III, LP	3/1/2006	3,694	Sale	20.3	$74,988
Baker Biotech Fund III (Z), LP	3/1/2006	722	Sale	20.3	$14,657
14159, LP	3/1/2006	295	Sale	20.3	$5,989

Name	Date	Number of Shares	Transaction	Price/Share	Aggregate Amount
Baker Tisch Investments, LP	3/2/2006	618	Sale	20.57	$12,712
Baker Bros. Investments, LP	3/2/2006	760	Sale	20.57	$15,633
Baker Bros. Investments II, LP	3/2/2006	732	Sale	20.57	$15,057
Baker Biotech Fund I, LP	3/2/2006	7,502	Sale	20.57	$154,316
Baker Biotech Fund II, LP	3/2/2006	6,856	Sale	20.57	$141,028
Baker Biotech Fund II (Z), LP	3/2/2006	948	Sale	20.57	$19,500
Baker Biotech Fund III, LP	3/2/2006	5,947	Sale	20.57	$122,330
Baker Biotech Fund III (Z), LP	3/2/2006	1,162	Sale	20.57	$23,902
14159, LP	3/2/2006	475	Sale	20.57	$9,771

Baker Tisch Investments, LP	3/3/2006	665	Sale	20.79	$13,825
Baker Bros. Investments, LP	3/3/2006	818	Sale	20.79	$17,006
Baker Bros. Investments II, LP	3/3/2006	788	Sale	20.79	$16,383
Baker Biotech Fund I, LP	3/3/2006	8,076	Sale	20.79	$167,900
Baker Biotech Fund II, LP	3/3/2006	7,381	Sale	20.79	$153,451
Baker Biotech Fund II (Z), LP	3/3/2006	1,020	Sale	20.79	$21,206
Baker Biotech Fund III, LP	3/3/2006	6,401	Sale	20.79	$133,077
Baker Biotech Fund III (Z), LP	3/3/2006	1,251	Sale	20.79	$26,008
14159, LP	3/3/2006	512	Sale	20.79	$10,644

Baker Tisch Investments, LP	3/8/2006	131	Sale	19.04	$2,494
Baker Bros. Investments, LP	3/8/2006	161	Sale	19.04	$3,065
Baker Bros. Investments II, LP	3/8/2006	155	Sale	19.04	$2,951
Baker Biotech Fund I, LP	3/8/2006	1,588	Sale	19.04	$30,235
Baker Biotech Fund II, LP	3/8/2006	1,451	Sale	19.04	$27,627
Baker Biotech Fund II (Z), LP	3/8/2006	201	Sale	19.04	$3,827
Baker Biotech Fund III, LP	3/8/2006	1,259	Sale	19.04	$23,971
Baker Biotech Fund III (Z), LP	3/8/2006	246	Sale	19.04	$4,684
14159, LP	3/8/2006	99	Sale	19.04	$1,885

Name	Date	Number of Shares	Transaction	Price/Share	Aggregate Amount
Baker Tisch Investments, LP	3/9/2006	666	Sale	20.15	$13,420
Baker Bros. Investments, LP	3/9/2006	818	Sale	20.15	$16,483
Baker Bros. Investments II, LP	3/9/2006	788	Sale	20.15	$15,878
Baker Biotech Fund I, LP	3/9/2006	8,072	Sale	20.15	$162,650
Baker Biotech Fund II, LP	3/9/2006	7,377	Sale	20.15	$148,647
Baker Biotech Fund II (Z), LP	3/9/2006	1,020	Sale	20.15	$20,553
Baker Biotech Fund III, LP	3/9/2006	6,399	Sale	20.15	$128,940
Baker Biotech Fund III (Z), LP	3/9/2006	1,251	Sale	20.15	$25,208
14159, LP	3/9/2006	509	Sale	20.15	$10,256

Baker Tisch Investments, LP	3/13/2006	2,022	Sale	19.73	$39,894
Baker Bros. Investments, LP	3/13/2006	2,483	Sale	19.73	$48,990
Baker Bros. Investments II, LP	3/13/2006	2,393	Sale	19.73	$47,214
Baker Biotech Fund I, LP	3/13/2006	24,509	Sale	19.73	$483,562
Baker Biotech Fund II, LP	3/13/2006	22,401	Sale	19.73	$441,972
Baker Biotech Fund II (Z), LP	3/13/2006	3,097	Sale	19.73	$61,104
Baker Biotech Fund III, LP	3/13/2006	19,429	Sale	19.73	$383,334
Baker Biotech Fund III (Z), LP	3/13/2006	3,798	Sale	19.73	$74,935
14159, LP	3/13/2006	1,546	Sale	19.73	$30,503

Baker Tisch Investments, LP	3/13/2006	2,155	Sale	19.69	$42,431
Baker Bros. Investments, LP	3/13/2006	2,648	Sale	19.69	$52,139
Baker Bros. Investments II, LP	3/13/2006	2,552	Sale	19.69	$50,249
Baker Biotech Fund I, LP	3/13/2006	26,136	Sale	19.69	$514,617
Baker Biotech Fund II, LP	3/13/2006	23,887	Sale	19.69	$470,335
Baker Biotech Fund II (Z), LP	3/13/2006	3,302	Sale	19.69	$65,016
Baker Biotech Fund III, LP	3/13/2006	20,718	Sale	19.69	$407,937
Baker Biotech Fund III (Z), LP	3/13/2006	4,050	Sale	19.69	$79,745
14159, LP	3/13/2006	1,652	Sale	19.69	$32,528

Name	Date	Number of Shares	Transaction	Price/Share	Aggregate Amount
Baker Tisch Investments, LP	3/14/2006	668	Sale	19.54	$13,053
Baker Bros. Investments, LP	3/14/2006	821	Sale	19.54	$16,042
Baker Bros. Investments II, LP	3/14/2006	791	Sale	19.54	$15,456
Baker Biotech Fund I, LP	3/14/2006	8,102	Sale	19.54	$158,313
Baker Biotech Fund II, LP	3/14/2006	7,404	Sale	19.54	$144,674
Baker Biotech Fund II (Z), LP	3/14/2006	1,024	Sale	19.54	$20,009
Baker Biotech Fund III, LP	3/14/2006	6,422	Sale	19.54	$125,486
Baker Biotech Fund III (Z), LP	3/14/2006	1,255	Sale	19.54	$24,523
14159, LP	3/14/2006	511	Sale	19.54	$9,985

Baker Tisch Investments, LP	3/14/2006	549	Sale	19.5	$10,706
Baker Bros. Investments, LP	3/14/2006	674	Sale	19.5	$13,143
Baker Bros. Investments II, LP	3/14/2006	649	Sale	19.5	$12,656
Baker Biotech Fund I, LP	3/14/2006	6,650	Sale	19.5	$129,673
Baker Biotech Fund II, LP	3/14/2006	6,077	Sale	19.5	$118,502
Baker Biotech Fund II (Z), LP	3/14/2006	840	Sale	19.5	$16,380
Baker Biotech Fund III, LP	3/14/2006	5,271	Sale	19.5	$102,785
Baker Biotech Fund III (Z), LP	3/14/2006	1,030	Sale	19.5	$20,085
14159, LP	3/14/2006	420	Sale	19.5	$8,190

Baker Tisch Investments, LP	3/14/2006	1,187	Sale	19.49	$23,135
Baker Bros. Investments, LP	3/14/2006	1,459	Sale	19.49	$28,436
Baker Bros. Investments II, LP	3/14/2006	1,405	Sale	19.49	$27,383
Baker Biotech Fund I, LP	3/14/2006	14,393	Sale	19.49	$280,519
Baker Biotech Fund II, LP	3/14/2006	13,155	Sale	19.49	$256,391
Baker Biotech Fund II (Z), LP	3/14/2006	1,818	Sale	19.49	$35,433
Baker Biotech Fund III, LP	3/14/2006	11,409	Sale	19.49	$222,361
Baker Biotech Fund III (Z), LP	3/14/2006	2,230	Sale	19.49	$43,463
14159, LP	3/14/2006	909	Sale	19.49	$17,716

Name	Date	Number of Shares	Transaction	Price/Share	Aggregate Amount
Baker Tisch Investments, LP	3/15/2006	307	Sale	19.06	$5,851
Baker Bros. Investments, LP	3/15/2006	377	Sale	19.06	$7,186
Baker Bros. Investments II, LP	3/15/2006	363	Sale	19.06	$6,919
Baker Biotech Fund I, LP	3/15/2006	3,721	Sale	19.06	$70,922
Baker Biotech Fund II, LP	3/15/2006	3,401	Sale	19.06	$64,823
Baker Biotech Fund II (Z), LP	3/15/2006	470	Sale	19.06	$8,958
Baker Biotech Fund III, LP	3/15/2006	2,949	Sale	19.06	$56,208
Baker Biotech Fund III (Z), LP	3/15/2006	577	Sale	19.06	$10,998
14159, LP	3/15/2006	235	Sale	19.06	$4,479

Baker Tisch Investments, LP	3/15/2006	388	Sale	19.25	$7,469
Baker Bros. Investments, LP	3/15/2006	475	Sale	19.25	$9,144
Baker Bros. Investments II, LP	3/15/2006	457	Sale	19.25	$8,797
Baker Biotech Fund I, LP	3/15/2006	4,697	Sale	19.25	$90,417
Baker Biotech Fund II, LP	3/15/2006	4,293	Sale	19.25	$82,640
Baker Biotech Fund II (Z), LP	3/15/2006	593	Sale	19.25	$11,415
Baker Biotech Fund III, LP	3/15/2006	3,723	Sale	19.25	$71,668
Baker Biotech Fund III (Z), LP	3/15/2006	729	Sale	19.25	$14,033
14159, LP	3/15/2006	299	Sale	19.25	$5,756

Baker Tisch Investments, LP	3/15/2006	236	Sale	19.23	$4,538
Baker Bros. Investments, LP	3/15/2006	288	Sale	19.23	$5,538
Baker Bros. Investments II, LP	3/15/2006	279	Sale	19.23	$5,365
Baker Biotech Fund I, LP	3/15/2006	2,851	Sale	19.23	$54,824
Baker Biotech Fund II, LP	3/15/2006	2,605	Sale	19.23	$50,094
Baker Biotech Fund II (Z), LP	3/15/2006	361	Sale	19.23	$6,942
Baker Biotech Fund III, LP	3/15/2006	2,260	Sale	19.23	$43,460
Baker Biotech Fund III (Z), LP	3/15/2006	443	Sale	19.23	$8,519
14159, LP	3/15/2006	177	Sale	19.23	$3,404

Item 7. Material to Be Filed as Exhibits.

Exhibit 1. Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2006

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

EXHIBIT 1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.01 par value, of Biocryst Pharmaceuticals, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

March 15, 2006

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker